CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in the Statement of Additional Information constituting part of this Post-Effective Amendment No. 21 to the registration statement on Form N-1A (the "Registration Statement") of our report dated May 14, 1998, relating to the financial statements and financial highlights of Prudential Institutional Liquidity Portfolio Inc., Institutional Money Market Series, which appears in such Statement of Additional Information, and to the incorporation by reference of our report into the Prospectuses which constitute part of this Registration Statement. We also consent to the reference to us under the heading "Custodian, Transfer and Shareholder Servicing Agent and Independent Accountants" in such Statement of Additional Information and to the references to us under the headings "Financial Highlights" in such Prospectuses.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
June 1, 1998